STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT ("Agreement") dated as of August 5, 2009 by and between Ming-Fong Tung(董敏芳) with an address at 6F, 162, Shenang Road, Shenkan Hsian, Taipei County, Taiwan (the "Seller") and Color Stars, Inc.(彩星光電股份有限公司), with business address at 10F, 566, Jungjeng Road, Sindian City, Taipei County, Taiwan (the "Purchaser").

WHEREAS, the Seller owns 500,000 shares of common stock, par value NTD$10 per share of Jun Yee Industrial Co., Ltd. (竣義實業股份有限公司), a Taiwanese company (the "Company"), of which Seller intends to sell 500,000 shares (the "Shares") to the Purchaser.

WHEREAS, the Seller intends to sell and the Purchaser desires to purchase the Shares on the terms and conditions set forth herein.

NOW THEREFORE, the parties hereby agree as follows:

1. The Seller sells, assigns, transfers and conveys to the Purchaser, and the Purchaser hereby purchases from the Seller the Shares, free and clear of any and all liens, charges, claims, or any encumbrances, for a price per share of NTD$23.00 for a total of NTD$11,500,000.00.

2. Payment of a total of NTD$11,500,000.00 is due immediately with signing of this Agreement.

3. This Agreement shall be governed by Taiwanese Law without regard to conflicts of law

4. provisions. The parties hereto consent to the exclusive jurisdiction and venue of the courts located in Taipei City, Taiwan.

5. This Agreement hereto constitutes and contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

IN WITTNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SELLER

Ming-Fong Tung (董敏芳)

PURCHASER

COLOR STARS, INC.
彩星光電股份有限公司